SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                         PSi Technologies Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Common Shares, par value 1 2/3 Philippine Pesos per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74438Q 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            c/o Merrill Lynch Global Emerging Markets Partners, L.P.
                            4 World Financial Center
                                   North Tower
                               New York, NY 10080
                            Telephone: (212) 449-1000

                                 With a copy to:
                             Frank J. Marinaro, Esq.
                            Merrill Lynch & Co., Inc.
                            4 World Financial Center
                                   North Tower
                               New York, NY 10080
                            Telephone: (212) 449-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).



                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Emerging Markets Partners, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                           21,902,852*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                     21,902,852*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,902,852*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              78.1%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------




                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Capital, L.L.C.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                           21,902,852*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                     21,902,852*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,902,852*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              78.1%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------




                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Partners, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                           21,902,852*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                     21,902,852*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,902,852*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              78.1%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------




                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ML IBK Positions, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                           21,902,852*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                     21,902,852*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               21,902,852*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              78.1%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------





                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Group, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          21,902,852*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    21,902,852*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,902,852*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              78.1%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              HC, CO
--------------------------------------------------------------------------------



                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch & Co., Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          21,902,852*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    21,902,852*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,902,852*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              78.1%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              HC, CO
--------------------------------------------------------------------------------



                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Emerging Markets Partners, LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                          14,761,228*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    14,761,228*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               14,761,228*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              52.6%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------




                                 SCHEDULE 13D/A

----------------------------
CUSIP No. 74438Q 10 9
----------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Merrill Lynch Global Emerging Markets Partners II, LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
              Not Applicable
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

              Not Applicable
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7   SOLE VOTING POWER
SHARES BENEFICIALLY
     OWNED BY                       Not Applicable
       EACH              -------------------------------------------------------
    REPORTING              8   SHARED VOTING POWER
     PERSON
      WITH                           14,761,228*
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                    Not Applicable
--------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                     14,761,228*
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               14,761,228*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

              Not Applicable
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              52.6%*
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON

              OO
--------------------------------------------------------------------------------




* Includes 14,761,228 shares of common stock of the issuer issuable pursuant to the terms of the Note (as defined below) and the 2003 Note (as defined below), representing 52.6% of the currently outstanding common stock of the Issuer and assuming the issuance of such 14,761,228 shares of common stock.


         This Amendment No. 4 to Schedule 13D (this "Fourth Amendment") amends and supplements the Schedule 13D (the "Schedule 13D"), Amendment No. 1 to the
Schedule 13D (the "First Amendment"), Amendment No. 2 to the Schedule 13D
(the "Second Amendment") and Amendment No. 3 to the Schedule 13D (the "Third Amendment") filed by the parties with the Securities and Exchange Commission on June 7, 2001, June 16, 2003, July 11, 2003 and June 3, 2005, respectively. Except as specifically amended below, all other provisions of the Schedule 13D, the First Amendment, the Second Amendment and the Third Amendment remain in effect.

Item 2.    Identity and Background.

         The following paragraphs amend and supplement Item 2:

         This Fourth Amendment is being filed jointly by the parties to the
Schedule 13D, the First Amendment, the Second Amendment and the Third Amendment.

         Appendix B is amended to include the following information with respect to the executive officers and directors of the parties jointly filing the
Schedule 13D:

         (a)  name;
         (b)  business address (or residence where indicated);
         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
         (d)  citizenship.

         Except as described below, during the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Appendix A or B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         As part of a settlement relating to managing auctions for auction rate securities, the Securities and Exchange Commission (the "Commission") accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.

         On March 13, 2006, MLPF&S entered into a settlement with the Commission whereby the Commission alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to furnish promptly to representatives of the Commission electronic mail communications ("e-mails") as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The Commission also alleged, and MLPF&S neither admitted nor denied, that Merrill Lynch failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, MLPF&S consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the Commission.

         In March 2005, Merrill Lynch & Co., Inc. and certain of its affiliates (Merrill Lynch & Co., Inc. and its affiliates collectively, "Merrill Lynch") reached agreements with the State of New Jersey and the New York Stock Exchange (the "NYSE") and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts ("FAs") who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators' review. The settlement will result in aggregate payments of $13.5 million.

         In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.

         On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron's fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch's continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.

         On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described below. The action, filed in the West Virginia State Court, alleged that the defendants' research practices violated the West Virginia Consumer Credit and Protection Act. On September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims. On April 28, 2003, the Commission, NYSE, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002, had been reduced to final settlements with regard to ten securities firms, including Merrill Lynch. On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with the April 28, 2003 research settlements. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief, brought to a conclusion the regulatory actions against Merrill Lynch related to its research practices. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.

         For further information, reference is made to the Form ADV of Merrill Lynch on file with, and publicly available on the website of, the Commission.

Item 5.    Interest in Securities of the Issuer.

         The following paragraphs amend and supplement Item 5:

         On June 2, 2005, Merrill Lynch Global Emerging Markets Partners LLC ("MLGEMP LLC") purchased from PSi Technologies, Inc. ("PSi Technologies") a $7.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note (the "Note") for cash consideration of $7.0 million. Since the issuance of the Note, PSi Technologies Holdings, Inc. (the "Issuer") failed to meet certain performance targets and, pursuant to the terms of the Exchange Agreement entered into between MLGEMP LLC, the Issuer and PSi Technologies on June 2, 2005 (the "Exchange Agreement") under which the Issuer granted MLGEMP LLC an irrevocable right to exchange all or part of the Note for up to 7,000,000 shares of common stock of the Issuer at a per share price of $1.00 (the "Note Exercise Price"), the Note Exercise Price was reduced to $0.80 and, therefore, MLGEMP LLC can exchange the Note for 8,750,000 shares of common stock of the Issuer; provided however, that if the Issuer pays any of the accrued interest by adding it to the principal amount of the Note, as the Issuer did on December 31, 2005, June 30, 2006, and December 31, 2006, such number of shares shall be increased accordingly. As a result of the addition of approximately $1,168,652 in the aggregate of interest to the principal amount of the Note since its issuance, as of December 31, 2006, the Note may be exchanged for approximately 10,210,815 shares of common stock of the Issuer.

         PSi Technologies issued to MLGEMP LLC a $4.0 million aggregate principal amount 10% Senior Subordinated Note issued by PSi Technologies to MLGEMP LLC on July 3, 2003 (the "2003 Note"). Pursuant to the terms of the 2003 Note, on June 30, 2005, December 31, 2005, June 30, 2006, and December 31, 2006, PSi Technologies informed MLGEMP LLC that the outstanding accrued interest on the 2003 Note as of such dates, amounting to approximately $823,438, would be converted to principal instead of being paid in cash. As a result, as of December 31, 2006, the 2003 Note may be exchanged for approximately 4,550,413 shares of common stock of the Issuer.

Item 7.    Materials to be Filed as Exhibits

    Exhibit                             Description
--------------                      -------------------
99.1                                Joint Filing Agreement dated as of January
                                    5, 2007, among Merrill Lynch Global
                                    Emerging Markets Partners, LLC; Merrill
                                    Lynch Global Emerging Markets Partners II,
                                    LLC; Merrill Lynch Global Emerging Markets
                                    Partners, L.P.; Merrill Lynch & Co., Inc.;
                                    Merrill Lynch Group, Inc.; ML IBK
                                    Positions, Inc.; Merrill Lynch Global
                                    Partners, Inc. and Merrill Lynch Global
                                    Capital, L.L.C.


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.


Date:    January 5, 2007


MERRILL LYNCH GLOBAL EMERGING                     MERRILL LYNCH & CO., INC.
MARKETS PARTNERS, LLC
                                                  By: /S/ Frank J. Marinaro
By: Merrill Lynch Global Emerging Partners, L.P.,     ---------------------
      as its Managing Member                          Name:  Frank J. Marinaro
                                                      Title:  Authorized Person*
By: Merrill Lynch Global Capital L.L.C.,
      as its General Partner                      MERRILL LYNCH GROUP, INC.

By: Merrill Lynch Global Partners, Inc.,          By: /S/ Frank J. Marinaro
      as its Managing Member                          ---------------------
                                                      Name:  Frank J. Marinaro
By: /S/ Frank J. Marinaro                             Title:  Authorized Person*
    ----------------------
    Name:  Frank J. Marinaro                      ML IBK POSITIONS, INC.
    Title: Vice President and Secretary
                                                  By: /S/ Frank J. Marinaro
MERRILL LYNCH GLOBAL EMERGING                         ---------------------
MARKETS PARTNERS II, LLC                              Name: Frank J. Marinaro
                                                      Title: Vice President
By: Merrill Lynch Global Emerging Partners, L.P.,            and Secretary
      as its Managing Member
                                                  MERRILL LYNCH GLOBAL
By: Merrill Lynch Global Capital L.L.C.,            PARTNERS, INC.
      as its General Partner
                                                  By: /S/ Frank J. Marinaro
By: Merrill Lynch Global Partners, Inc.,              ---------------------
      as its Managing Member                          Name: Frank J. Marinaro
                                                      Title: Vice President
By: /S/ Frank J. Marinaro                                    and Secretary
    ---------------------
    Name:  Frank J. Marinaro                      MERRILL LYNCH GLOBAL CAPITAL,
    Title: Vice President and Secretary              L.L.C.

MERRILL LYNCH GLOBAL                              By: Merrill Lynch Global
EMERGING MARKETS PARTNERS, L.P.                       Partners, Inc.
                                                        Its Managing Member
By: Merrill Lynch Global Capital, L.L.C.
      Its General Partner                         By: /S/ Frank J. Marinaro
                                                      ---------------------
By: Merrill Lynch Global Partners, Inc.               Name: Frank J. Marinaro
      Its Managing Member                             Title: Vice President and
                                                             Secretary
By: /S/ Frank J. Marinaro
    ---------------------
    Name: Frank J. Marinaro
    Title: Vice President and Secretary

* The Powers of Attorney filed with the Commission on February 9, 2001 in connection with the reporting persons' Schedule 13G regarding the Issuer are hereby incorporated by reference.


                                   APPENDIX A

                        CORPORATIONS, LIMITED PARTNERSHIP
                          AND LIMITED LIABILITY COMPANIES

          The names and principal businesses of the reporting persons are set forth below. Unless otherwise noted, the reporting persons have as the address of their principal business and office 4 World Financial Center, North Tower, New York, NY 10080.

NAME                                         PRINCIPAL BUSINESS

Merrill Lynch Global Emerging Markets        Investment partnership.
Partners, L.P.

Merrill Lynch Global Capital, L.L.C.         Acts as general partner for
                                             an investment partnership.

Merrill Lynch Global Partners, Inc.          Acts as a manager of the
                                             affairs of the general partner
                                             in investment partnerships.

ML IBK Positions, Inc.                       Holds proprietary investments for
                                             Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.                    Holding company.

Merrill Lynch & Co., Inc.                    A holding company that, through its
                                             subsidiaries and affiliates,
                                             provides investment, financing,
                                             insurance and related services
                                             on a global basis.

Merrill Lynch Global Emerging Markets         Investment Entity
Partners, LLC

Merrill Lynch Global Emerging Markets         Investment Entity
Partners  II, LLC



                                   APPENDIX B

                        EXECUTIVE OFFICERS AND DIRECTORS



         The names and principal occupations of each of the executive officers and directors of Merrill Lynch Global Partners, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address 4 World Financial Center, New York, NY 10080.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners, LLC. See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS II, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners II, LLC. See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

Merrill Lynch Global Capital, L.L.C. is the general partner of Merrill Lynch Global Emerging Markets Partners, L.P. See Appendix A and the information set forth below with respect to Merrill Lynch Global Capital, L.L.C.

MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

Merrill Lynch Global Partners, Inc. is the managing member of Merrill Lynch Global Capital, L.L.C. See Appendix A and the information set forth below with respect to Merrill Lynch Global Partners, Inc.

MERRILL LYNCH GLOBAL PARTNERS, INC.

EXECUTIVE OFFICERS AND DIRECTORS       PRESENT PRINCIPAL OCCUPATION

Nathan C. Thorne                       President, Global Private Equity
Director, President

George A. Bitar                        Managing Director, Global Private Equity
Director, Managing Director

Jerome P. Kenney                       Vice Chairman, Executive Corporate
Director                               Client Coverage Group

Guido Padovano                         Managing Director, Global Private Equity
Director, Managing Director
Citizenship: Italy

Mandakini Puri                         Managing Director, Global Private Equity
Director, Managing Director

Brian A. Renaud                        Managing Director, Global Private Equity
Director, Managing Director

ML IBK POSITIONS, INC.

EXECUTIVE OFFICERS AND DIRECTORS       PRESENT PRINCIPAL OCCUPATION

Gary M. Carlin                         Managing Director, Corporate Finance
President

Nathan C. Thorne                       Managing Director, Global Private Equity
Director, Vice President

George A. Bitar                        Managing Director, Global Private Equity
Director, Vice President

John D. Fallon                         Director, Global Asset Backed Finance
Director

Martin J. McInerney                    Director, Global Principal Investments
Director, Vice President

Mandakini Puri                         Managing Director, Global Private Equity
Director, Vice President

Kendall K. Young                       Managing Director, Global High Yield and
Director, Vice President               Real Estate Finance

MERRILL LYNCH GROUP, INC.

EXECUTIVE OFFICERS AND DIRECTORS       PRESENT PRINCIPAL OCCUPATION

Richard B. Alsop                       Senior Vice President, Corporate Law
Director and Vice President

Allen G. Braithwaite III               Managing Director, Global Treasury
Director

D. Kevin Dolan                         Senior Vice President, Corporate Tax
Director, Chairman of the Board

Kathleen Skero                         Managing Director, Global Finance
Director, President

MERRILL LYNCH & CO., INC.

EXECUTIVE OFFICERS AND DIRECTORS       PRESENT PRINCIPAL OCCUPATION

Rosemary T. Berkery                    Executive Vice President; General Counsel
Executive Officer

Armando M. Codina                      President and Chief Executive Officer of
Director                               Flagler Development Group
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Virgis W. Colbert                      Corporate Director
Director                               c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Jill K. Conway                         Visiting Scholar, Massachusetts Institute
Director                               of Technology
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Alberto Cribiore                       Managing Partner, Brera Capital Partners
Director                               c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Robert C. Doll                         Senior Vice President; President and
Executive Officer                      Chief Investment Officer, Merrill Lynch
                                       Investment Managers

Jeffrey N. Edwards                     Senior Vice President, Chief Financial
Executive Officer                      Officer

Ahmass L. Fakahany                     Executive Vice President; Chief
Executive Officer                      Administrative Officer

John D. Finnegan                       Chairman of the Board of The Chubb
Director                               Corporation
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Gregory J. Fleming                     Executive Vice President; President,
Executive Officer                      Global Markets and Investment Banking

Judith Mayhew Jonas                    Corporate Director
Director                               c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Dow Kim                                Executive Vice President; President,
Executive Officer                      Global Markets and Investment Banking

Robert J. McCann                       Executive Vice President; President,
Executive Officer                      Vice Chairman, Global Private Client

David K. Newbigging                    Chairman of the Board of Talbot Holdings
Director                               Limited
Citizenship:  United Kingdom           c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038


E. Stanley O'Neal                      Chairman of the Board, President and
Director and Executive Officer         Chief Executive Officer

Aulana L. Peters                       Corporate Director
Director                               c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Joseph W. Prueher                      Corporate Director, Consulting Professor
Director                               to the Stanford-Harvard Preventive
                                       Defense Project
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Ann N. Reese                           Co-Founder and Co-Executive Director of
Director                               the Center for Adoption Policy
                                       c/o Corporate Secretary's Office
                                       222 Broadway, 17th Floor
                                       New York, NY 10038

Charles O. Rossotti                    Senior Advisor to The Carlyle Group
Director                               c/o Corporate Secretary's Office
                                       222 Broadway, 17th Fl.
                                       New York, NY 10038

Laurence A. Tosi                       Managing Director, Finance Director
Executive Officer